

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
Prokopios (Akis) Tsirigakis
Chairman of the Board, Co-Chief Executive Officer and President
Nautilus Marine Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017

> **Re: Nautilus Marine Acquisition Corp.**
> **Amendment No. 3 to Schedule TO-I**
> **Filed January 22, 2013**
> **File No. 005-86344**

Dear Tsirigakis:

We have reviewed your amended filing and response letter and have the following additional comments. Unless otherwise noted, all page references below are to the Offer to Purchase filed on December 7, 2012.

Schedule TO-I/A

Exhibit 99(a)(1)(A); Offer to Purchase

General

1. We note that you have filed an amended Schedule TO which includes substantial changes to the information in the original Offer to Purchase. It does not appear, however, that you have prepared and disseminated an amended and restated Offer to Purchase for purposes of informing security holders of the changes made to the information previously provided to them in the original Offer to Purchase. Please disseminate promptly to security holders an amended and restated Offer to Purchase in order to inform them of the changes you have made. Otherwise, please explain how you concluded that these changes are not material. Refer to Exchange Act Rule 13e-4(e)(3).

2. We note your response to our prior comment 1. Please revise the new Q&A on page 9 of the Offer to Purchase regarding how the company intends to use the funds remaining in the trust account to include a statement that given the 88% redemption threshold and the potential that you may have to purchase the Locked-Up Shares, it is possible for the business combination to be consummated with the company's insiders as the only remaining shareholders from the pre-acquisition company.

3. We disagree with your analysis set forth in response to prior comment 2 and reissue the comment. We note (i) that the definition of public announcement is broad and that it does not require the inclusion of all materials terms (although your prospectus did disclose the offer price, the number of shares subject to the offer and the timeframe for the offer), (ii) that we believe the announcement of the tender offer (for purposes of Rule 14e-5) was in fact effected at the time of the IPO in 2011 and that, as a result, the exception found in Rule 14e-5(b)(7) is not available, (iii) that any pre-commencement communications must be filed under cover of Schedule TO-C, (iv) that you are able to lock up shareholders subject to compliance with Rules 13e-4 and 14e-5, and (v) that it is our view that Rule 14e-8 allows for the conclusion that this offer, under the current facts and circumstances, is being made within a reasonable amount of time of the offer's public announcement.

4. Please update the financial statements and related disclosures included in the filing for Nautilus Maritime Acquisition Corp. pursuant to the guidance outlined in Item 8.A.4 of Form 20-F.

Summary Term Sheet and Questions and Answers, page 1

5. We note your response to our prior comment 5. Please revise the Q&A that you added in response to our comment to disclose the number and percentage of shares that have been tendered as of the most recent practicable date.

Risk Factors, page 17

6. Refer to the new risk factor you added regarding potential delisting from Nasdaq. Please disclose whether you believe you will meet Nasdaq's initial listing requirements at the time of the Acquisition. If not, please explain why. Please also highlight the potential Nasdaq delisting in the summary.

Comparative Share Information, page 44

7. Please revise the comparative per share information included on page 12 of the amended filing to disclose the historical basic and diluted earnings per share for Assetplus for the interim and annual periods presented in the comparative share information.

8. Refer to footnotes (10) and (11) – Please tell us and revise the disclosures in footnotes (10) and (11) to explain how you calculated or determined the 2,077,800 common shares of Nautilus reflected in footnote (10)(i) and the 1,460,039 common shares of Nautilus reflected in footnote (11)(i) that were used in computing pro forma basic and diluted earnings per share assuming tender of half of the allowable shares subject to redemption, and assuming the maximum allowable tender of common shares, respectively.

Capitalization, page 46

9. We note the capitalization disclosures that have been included in the document in response to our prior comment 4. Please explain why the total debt reflected in your capitalization disclosures included on pages 9 and 10 of the amended filing of $44,550,000 does not agree to the total debt reflected in the pro forma balance sheets included on pages 17 and 18 of the amended filing of $49,420,000. Please advise or revise as appropriate.

Background of the Transaction, page 48

10. We note your response to our prior comment 17 and your revised disclosure on page 51. In light of the 88% redemption threshold, it appears that the Lock-Up Option Agreement provides potentially substantial benefits to the company's insiders as well as the counterparties to the agreement, but it remains unclear what benefits it provides to all other shareholders. Please explain in greater detail how the board concluded such an agreement was in the best interest of shareholders. In particular, please explain why the board believed that these agreements represented an indication that certain institutional investors find the transaction attractive when the transaction had not been finalized at the time the agreement was executed and the lock-ups allow these investors to effectively redeem themselves at a later date for a higher price. Please also discuss the fact that the value of the lock-ups appears to be that they allow for a business combination transaction to be consummated even if substantially all of the pre-transaction shareholders would rather be redeemed for cash than become a shareholder of the post-transaction company. Again, this would indicate a substantial benefit to insiders who have a great deal to gain from a transaction being consummated, but not necessarily the other shareholders.

11. We note your response to our prior comment 19 and your revised disclosure on page 51. Please further revise to disclose the actual assumptions utilized in calculating an expected annualized EBITDA for the company. You should also discuss whether the assumptions are based on four, six or some other number of vessels in operation. Please also include a tabular presentation in which you provide a comparison of the enterprise value, EBITDA and related ratio of each of the public companies analyzed by the board against those metrics for Assetplus. Please also disclose why the public companies in question are comparable to Assetplus and how the enterprise values were calculated.

12. It appears that you have revised the disclosure in the tenth paragraph on page 51 of the Offer to Purchase under Items 4 and 11 of the amended Schedule TO. Those changes, however, appear to be inconsistent. Please reconcile accordingly.

Additional Material Related Agreements, page 65

13. We note your response to our prior comment 23. We also note that you continue to qualify your summaries of all of these agreements, some of which have not been filed as

Prokopios (Akis) Tsirigakis
Nautilus Marine Acquisition Corp.
January 29, 2013
Page 4

exhibits, by reference to the complete text of such agreements. Such a qualification is inappropriate for agreements that have not been filed as exhibits. Please revise accordingly. Please also explain the basis for your decision to summarize certain material agreements in this section but not file them as exhibits to the Schedule TO. Refer to Items 11 and 12 of Schedule TO.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 136

Unaudited Condensed Consolidated Pro Forma Balance Sheets, pages 17 and 18 of Amendment No. 3 to the Schedule TO

14. Please revise the pro forma balance sheets to reflect a separate column reflecting the pro forma effects of the acquisition transaction prior to the adjustments for the tender offer transaction. Your capitalization disclosures included elsewhere in the filing should be similarly revised.

15. Please revise to reflect common stock subject to possible redemption in a separate caption on the pro forma balance sheets consistent with the presentation in Nautilus's historical balance sheets. Your current presentation appears to indicate that this common stock is a component of stockholder's equity. Please revise accordingly.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 20 of Amendment No. 3 to the Schedule TO

16. Please tell us and revise the disclosures in footnote (*) to explain how you calculated or determined the 1,460,039 common shares of Nautilus reflected in (i) in the last paragraph on page 20 that were used in computing pro forma basic and diluted earnings per share assuming the maximum allowable tender of common shares for the twelve month period ended October 31, 2011.

Note 3 – Estimated Acquisition Consideration Allocation, page 23 of Amendment No. 3 to the Schedule TO

17. Please tell us and revise Note 3 to explain the nature of the $5,000,000 amount reflected in the purchase price allocation which is described as Repayment of Assetplus Working Capital Facility.

Note 4 – Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, page 23 of Amendment No. 3 to the Schedule TO

18. Refer to footnote (7) – Please explain why the fair value of the put right on 542,700 shares which may be put to the company at $10.30 per share totaled only $141,567 in the aggregate when it appears the company would be required to pay these shareholders approximately $5,589,810 in cash if the related put rights are exercised.

19. Refer to footnote (9) – We note that the fair value of the 594,059 redeemable shares which will be issued to Mezzanine Financing upon the consummation of the acquisition, in full satisfaction of the $5,000,000 in loan proceeds drawn down by Assetplus, and all interest and original issue discount amounts on such loan, has been classified as temporary equity in the pro forma balance sheet. Please tell us and revise footnote (9) to explain in further detail why these redeemable shares have been classified as temporary equity rather than as a liability in the pro forma balance sheet. Your response and your revised disclosure should clearly explain your basis or rationale for reflecting these shares as temporary equity, including the relevant technical accounting literature which supports the classification of such redeemable shares as temporary equity.

20. In a related matter, we note that the issuance of these redeemable shares to Mezzanine Financing upon consummation of the acquisition will be in full satisfaction of the $5,000,000 in loan proceeds drawn down by Assetplus and all related interest and original issue discount. In this regard, we note that the $5,000,000 repayment of debt has been reflected in adjustment (8) to the pro forma balance sheet. However, we are unclear where the remaining offset to the pro forma adjustment for the redeemable shares of $2,126,051 (i.e., $7,126,051 fair value of redeemable shares less $5,000,000 of debt repayment) has been reflected in the pro forma balance sheet. Please advise or revise as appropriate.

21. Refer to footnote (11) – It appears that the third bullet point of footnote (11) should reflect a decrease of $17,505,739 representing the elimination of the additional paid in capital of Assetplus rather than the amount of $17,605,739 as currently disclosed. Please advise or revise as appropriate.

22. Refer to footnote (17) – Please revise footnote (17) to explain in further detail how you calculated or determined the amount of cash, common stock, additional paid in capital and total shareholders' equity assuming a tender of half of the maximum allowable number of common shares (or 2,068,650 common shares) in the tender offer transaction.

Note 5 – Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, page 26 of Amendment No. 3 to the Schedule TO

23. Refer to footnote (3) – We note that the amount of debt reflected in footnote (3) that was used to calculate the pro forma adjustments to interest expense of $54,220,000 ($38,220,000 plus $16,000,000) does not agree to the amount reflected in the purchase price allocation on page 22 of $52,220,000, less the partial repayment of $2,800,000 of the mezzanine facility or $49,420,000. Please reconcile and revise these amounts. Also, please indicate why the mezzanine facility of $16,000,000 was "discounted down" to $14,800,000 and explain how this impacted your computations of pro forma interest expense.

24. Also, we note that pro forma adjustment (3) also includes an adjustment to finance costs for amortization of the deferred finance costs and original debt discount based on the effective interest method. Please revise to disclose the amounts of the deferred finance costs and debt discounts included in the adjustment to interest expense and explain in further detail how this component of adjustment (3) was calculated or determined.

25. In addition, please revise to explain how the issuance of 594,059 put shares to Mezzanine Financing in full satisfaction of the working capital facility of $6,000,000 was considered in your calculations of pro forma interest expense.

26. Refer to footnote (4) – Please revise footnote (4) to explain in further detail how you calculated the amortization expense associated with the 4 time charters that will be acquired in connection with the acquisition. As part of your revised disclosure, please indicate the amount of the purchase price that was allocated to these time charter arrangements and explain why the purchase price allocation included in Note 3 on page 23 of the amended filing does not include an adjustment for the fair value of these time charters.

27. In a related matter, please explain why the value attributable to these time charter contracts is being amortized over a one year period when the disclosure in the notes to Assetplus' financial statements indicates these charters have a four year term and the information included in the first paragraph of your response to our prior comment 44 indicates that Assetplus' management considers the likelihood of early termination of such charters to not be probable.

28. Refer to footnote (5) – Please revise footnote (5) to disclose the aggregate fair values and the aggregate residual values of the 2 PSVs and the 2 OSRVs that were used to calculate the pro forma adjustments for depreciation expense of these vessels. Your revised disclosures should be presented in sufficient detail so that it can be easily determined how the pro forma adjustments for depreciation expense were calculated or determined.

Audited Financial Statements of Nautilus

Statement of Changes in Shareholders' Equity, page F-5

29. We note your response to our prior comment 39. Please revise the notes to your interim and audited financial statements to explain why only 4,257,425 of your outstanding common shares are reflected as shares subject to possible redemption when all 4,800,000 shares of common stock sold as part of a unit in the IPO contain a redemption feature which allows for the redemption of shares of common stock under the company's liquidation or tender offer/shareholder approval provisions. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment 39.

Note 10. Subsequent Events, page F-14

30. We note your response to our prior comment 41 and the revised disclosures that have been provided in the notes to your financial statements. Please also revise the notes to your financial statements to explain how you valued and classified the shares subject to the lock-up and put option agreement. As part of your response and your revised disclosures, you should explain in detail the method and significant assumptions that were used to value the put option arrangement upon issuance and you should also explain how changes in the value of the put option will be accounted for in your financial statements.

You may contact Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP